

Steven Brooks · 3rd

Partner at Eldridge Brooks Partners

Bentonville, Arkansas, United States · Contact info

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Eldridge Brooks Partners

University of Arkansas School of Law, Fayetteville

About

Experienced Partner with a demonstrated history of working in the venture capital and private equity industry. Strong entrepreneurship professional skilled in M&A, Venture Capital, Securities, Tax, Partnerships, and Real Estate Transactions. ...see more

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ELDRIDGE BROOKS PAR+NERS

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Experience

Eldridge Brooks Partners
4 yrs 7 mos

- **Partner**
  Feb 2018 - Present · 4 yrs 6 mos
  Rogers, Arkansas

  Eldridge Brooks will focus on helping individuals and businesses with a wide variety of legal needs, including corporate matters, private equity, real estate, corporate and government investigati ...see more

  EB+P (2).pdf

- **Managing Partner**
  Jan 2018 - Present · 4 yrs 7 mos

Partner
NewRoad Capital Partners

Jun 2013 - Present · 9 yrs 2 mos
Bentonville, Arkansas

NewRoad Capital Partners is private capital firm specializing in building and investing in high-growth companies in various industries including consumer health care products and services, Saas ...see more

M&A Attorney
Friday Eldredge & Clark LLP
Jul 2003 - Jul 2013 · 10 yrs 1 mo

Represented privately held companies in various transactions including acquisitions and sales, reorgs, partnership restructurings, private offerings of securities, SEC compliance, tax, and board counsel

Education

University of Arkansas School of Law, Fayetteville
Doctor of Law (J.D.), Banking, Corporate, Finance, and Securities Law
2000 - 2003
Activities and societies: Cum Laude, Member of Arkansas Law Review, Member of Arkansas Board of Advocates ...see more

University of Arkansas School of Law | Home | School of Law | University of Arkansas
School of Law Home

University of Arkansas
1991 - 1995

Licenses & certifications

CPA
State of Arkansas Public Accounting Board
Credential ID CPA - 6777

J.D.
Arkansas Supreme Court and Texas Supreme Court
Credential ID AR Bar - 2003146, TX Bar - 24071911

Skills

Litigation
35 endorsements

Commercial Litigation
31 endorsements

Wills
26 endorsements

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Organizations

State and National Board of Public Accountants, Arkansas Bar, Texas Bar, Texas Bar

Interests

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Jeff Haden · 2nd
Speaker, Inc. Magazine contributing editor, author of THE MOTIVATION MYTH, ghostwriter.
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